[D.R. HORTON, INC. LETTERHEAD]
FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
by D.R. Horton, Inc.
September 25, 2006
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	D.R. Horton, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Forms 10-Q for Fiscal Quarters Ended December 31, 2005, March 31, 2006 and June 30, 2006
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to the request for additional information made by the staff of the Division of Corporation Finance (the “Staff”) during our conference call on August 21, 2006.
In response to the Staff’s request, we have attached as Exhibit I, an aggregation analysis of our eight operating region segments into [***] proposed reporting regions: [***]. The analysis presents the gross profit percentages of our operating segments over a ten-year period. The ten-year period includes actual results for the most recent eight fiscal years and projected results for the remainder of our current fiscal year (reflecting ten months of actual results and projected results for two months) and following fiscal year. Our aggregation reflects the grouping of regions with similar economic characteristics as well as our belief that our financial statement users highly value the presentation of our information along geographic lines.
Pursuant to 17 C.F.R. §200.83, the Company is requesting confidential treatment for certain information provided above and in Exhibit I hereto, which is being provided in its response. The

***Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0001

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
September 25, 2006

information is identified by asterisks and a related note. The Company requests that this information be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Thomas B. Montano, Vice President and Corporate & Securities Counsel of the Company.
We look forward to discussing our proposed aggregation via teleconference with the Staff at its earliest convenience. Please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715. Thank you for your attention.
Very truly yours,
/s/ Bill W. Wheat
Bill W. Wheat
w/ attachments at DRH—0003 through DRH-0004

cc:	Ernest Greene, Staff Accountant Thomas B. Montano, Esq. Thomas R. Hudnall, Esq. Irwin F. Sentilles, III, Esq.
DRH-0002

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT I

D.R. Horton, Inc.
Comparison of Economic Metrics for Operating Segments
For the 8 years ended September 30, 2005 and
projected for the years ending September 30, 2006 and 2007

	Total Homebuilding Gross Profit Percentages (1)
	Year ended September 30,
									Projected	Projected	10 year
Operating Region (3)	1998	1999	2000	2001	2002	2003	2004	2005	2006 (2)	2007 (2)	Average

					* * *

Proposed Aggregation of Operating Regions

* * *

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0003

Confidential Treatment Requested
by D.R. Horton, Inc.
EXHIBIT I

Gross Profit Percentages Over Ten-Year Period
Operating Region Gross Profit Percentages Shown Graphically by Proposed Reporting Region

* * *

***	Confidential treatment requested by D.R. Horton, Inc. This information is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH-0004